

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

June 17, 2009

Ms. Kara B. Jenny
Chief Financial Officer
Bleufly, Inc.
42 West 39th Street
New York, New York 10018

      Re: Bleufly, Inc.
              Item 4.01 Form 8-K
              Filed June 9, 2009
              File No. 001-14498

Dear Ms. Jenny:

      We have completed our review of your Form 8-K and have no further comments at this time.

                         Sincerely,

                         Ta Tanisha Meadows
                         Staff Accountant